

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2020

Alexander Henderson
Chief Financial Officer
Toga Limited
2575 McCabe Way
Suite 100
Irvine, CA 92614

   Re: Toga Limited
    Form 10-K for the Fiscal Year Ended July 31, 2019
    Filed November 14, 2019
    File No. 001-39052

Dear Mr. Henderson:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services

cc: Mr. Jeffrey Berg, Baker & Hostetler